December 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	HCYC Holding Company
Amendment No. 1 to Registration Statement on Form F-4
Filed November 22, 2024
File No. 333-282624

Ladies and Gentlemen:

On behalf of our client, AlphaTime Acquisition Corp. (“ATMC”) and HCYC Holding Company (“HCYC”), represented by Celine & Partners, PLLC, we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 9, 2024, relating to HCYC’s Amendment No. 1 to Registration Statement on Form F-4 filed November 22, 2024.

HCYC is filing via EDGAR Amendment No. 2 to Registration Statement on Form F-4, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 1 to Registration Statement on Form F-4

General

1.	Based on your disclosure on page 146, it appears that the current deadline to complete the merger has been extended to December 4, 2024, the date which has already passed. Please update your disclosure to reflect the date by which you are required to complete the merger or advise.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages 148, 149, 182, F-19, and F-37 has been revised to address the Staff’s comment.

Summary of the Proxy Statement/Prospectus

Voting Power, Implied Ownership and Implied Share Values of PubCo Upon Consummation of the Business Combination, page 45

2.	We note your response to prior comment 3 and reissue in part. Please expand your discussion to describe the rights of non-redeeming shareholders and the events that permit for redemption.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages [47] and [130] has been revised to address the Staff’s comment.

Risk Factors

AlphaTime is requiring shareholders who wish to redeem their public shares, page 72

3.	We note your disclosure on pages 22 and 72 that “[t]he amount of redemptions exercised by AlphaTime shareholders is uncertain, contingent upon many factors out of [y]our control, and are difficult to predict.” If material, please include risk factor disclosure related to this uncertainty in the level of redemptions.

Response: We acknowledge the Staff’s comment and advise the Staff that, while we do not deme the uncertainty in the level of redemptions material as a standalone factor, we have revised our disclosure on page [82] to address the Staff’s comment and add an additional risk factor regarding the post-combination market for the Company’s securities.

The Business Combination Proposal

Unaudited Prospective Financial Information of HCYC, page 117

4.	We note your response to prior comment 8 and your revised disclosure on page 117. Please revise your disclosure about the projections and underlying assumptions to discuss all material assumptions underlying the projections described in this section or confirm that you have done so. In this regard, we note your references to “revenue growth rates,” which are not further described in the filing.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 118 has been revised to address the Staff’s comment

5.	Please refer to your disclosure on page 117 and remove the following disclaimers:

●	“[t]he HCYC Management Projections are subject to the inherent uncertainties and limitations that can affect long-term projected financial results, and particularly, for HCYC, whether it can achieve its anticipated number of new sales channels and new customers. Accordingly, the usefulness of the HCYC Management Projections is limited and shareholders are strongly cautioned not to place undue reliance, if any, on the HCYC Management Projections, and not to rely on these projections in making any decision regarding the Business Combination.”

●	“[t]he HCYC Management Projections are being provided for information purposes only and are not and should not be viewed as public guidance regarding the future performance of HCYC.”

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 117 has been revised to address the Staff’s comment.

AlphaTime Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Contractual Obligations

Underwriting Agreement, page 150

6.	Please reinstate the disclosure that “[a]fter the Company’s IPO, the underwriters of the Company did not provide other additional services for the merger agreement and no additional services fees were incurred. The deferred underwriting commission will be paid upon the completion of the initial business combination.” In the alternative, disclose what additional services the underwriters provided to you since the IPO and the fees incurred.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 151 has been revised to address the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-56

7.	We note your response to comment 12 that the disclosure on page F-55 has been revised to provide audited financial statements for the registrant, HCYC Holding Company. The financial statements beginning on page F-56 appear incomplete. Please revise to provide audited financial statements for the registrant, HCYC Holding Company, accompanied by a signed independent accountants’ report. Refer to Item 14 of Form F-4. In addition, please revise your unaudited pro forma condensed combined financial information beginning on page 83 to include a separate column for HCYC Holding Company.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages 86, 87, F-57, F-58, F-59 and F-60 has been revised to address the Staff’s comment. The Company respectfully advises the Staff that a signed independent accountants’ report will be furnished prior to the effectiveness of this Registration Statement on Form F-4.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship